

Towngas
The Hong Kong and China Gas Company Limited



06019480

14 December 2006

Our ref: CS/GL/L/06-15

Securities & Exchange Commission
Office of the International Corporate Finance
Room 3094 Stop 3-6
450 Fifth Street, NW
Washington DC 20549
U.S.A.

BY REGISTERED MAIL

Dear Sirs

File No. 82-1543
The Hong Kong and China Gas Company Limited

We have pleasure in submitting to you the following for filing pursuant to Rule 12g3-2(b) of Securities Act of 1934:-

1. A copy of the newspaper advertisement on 5 December 2006 in respect of "Discloseable Transaction; Application for Whitewash Waiver";

2. A copy of above joint announcement.

Thank you for your attention.

Yours faithfully

Chan Wai Keung
Head – Company Secretarial Department

WKC/pl
Encl

Company Secretarial Department 23rd floor, 363 Java Road, North Point, H.K. Tel: 2963 3281 Fax: 2562 6682 E-mail: wk.chan@towngas.com

SOUTH CHINA MORNING POST 5 DECEMBER 2006

The Stock Exchange of Hong Kong Limited takes no responsibility for the contents of this announcement, makes no representation as to its accuracy or completeness and expressly disclaims any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

This announcement appears for information purposes only and does not constitute an invitation or offer to acquire, purchase or subscribe for the securities.



ENERCHINA HOLDINGS LIMITED

(Incorporated in Bermuda with limited liability)
(Stock code: 622)

VERY SUBSTANTIAL ACQUISITION AND VERY SUBSTANTIAL DISPOSAL SUSPENSION AND RESUMPTION OF TRADING


PANVA

PANVA GAS HOLDINGS LIMITED
百江燃氣控股有限公司*

(Incorporated in the Cayman Islands with limited liability)
(Stock code: 1083)

MAJOR TRANSACTION ACQUISITION OF THE ENTIRE ISSUED SHARE CAPITAL OF THE TARGET COMPANIES AND ASSIGNMENT OF THE SHAREHOLDER LOANS SUSPENSION AND RESUMPTION OF TRADING


煤氣
Towngas

THE HONG KONG AND CHINA GAS COMPANY LIMITED

(Incorporated in Hong Kong with limited liability)
(Stock code: 003)

DISCLOSEABLE TRANSACTION APPLICATION FOR WHITEWASH WAIVER

Morgan Stanley

Morgan Stanley Dean Witter Asia Limited
Financial Adviser to The Hong Kong and China Gas Company Limited

THE ACQUISITION

On 4 December 2006, Panva entered into the Agreement with HK&CG (China) and HKCG pursuant to which Panva has conditionally agreed to purchase from HK&CG (China) the Sale Shares and to purchase and take assignment of the Shareholder Loans subject to the terms and conditions of the Agreement.

In consideration for the purchase of the Sale Shares and the assignment of the Shareholder Loans, Panva has agreed to allot and issue the Consideration Shares (each credited as fully paid) to HK&CG (China). Such Consideration Shares will be issued at a unit price of HK$4.18 per Share. The consideration of the Acquisition was determined after arm's length negotiations between the parties.

HK&CG (China) is a wholly-owned subsidiary of HKCG and the Target Companies are wholly-owned subsidiaries of HK&CG (China). The Target Companies hold, collectively, equity interests varying from 27% to 100% in 10 PRC companies. These PRC companies operate in various cities in the PRC including Qingdao, Zibo, Longkou, Weifang, Weihai, Taian, Maanshan and Anqing. They are all engaged in the operation of piped gas assets and related business in the PRC.

MAJOR TRANSACTION

The Acquisition constitutes a major transaction of Panva under Rule 14.08 of the Listing Rules and is subject to the approval of the Panva Shareholders. In addition, under Rule 13.36 of the Listing Rules, the Consideration Share Issue will require approval of the Panva Shareholders. In this connection, Enerchina, being in control of approximately 60.42% of the issued share capital of Panva as at the date of this announcement, has undertaken to HKCG and HK&CG (China) that, subject to the necessary approval of Enerchina Shareholders in the Enerchina SGM being obtained and unless otherwise precluded from voting under the Listing Rules or the Takeovers Code or by the Stock Exchange or by the SFC, it shall or shall procure that its associates shall vote in favour of the resolutions proposed for approving the Acquisition, the Consideration Share Issue and the Whitewash Waiver at the Panva EGM. The SFC has indicated that APPL, Kenson, Supreme All and Enerchina should abstain from voting in respect of the resolution to approve the Whitewash Waiver at the Panva EGM on the basis that they may not be regarded as sufficiently independent for the purpose of the Takeovers Code.

VERY SUBSTANTIAL ACQUISITION AND VERY SUBSTANTIAL DISPOSAL (DEEMED DISPOSAL)

While the Acquisition constitutes a major transaction of Panva, it also constitutes a very substantial acquisition of Enerchina, the holding company of Panva. The Acquisition is therefore subject to the approval of Enerchina Shareholders under Rule 14.49 of the Listing Rules.

The Consideration Share Issue pursuant to the Agreement will result in the shareholding of Enerchina in Panva being diluted from 60.42% to approximately 33.23% (before taking into account the effect of any obligation on Enerchina to place down its Shares in order to maintain the public float of Panva). This will result in Panva ceasing to be a subsidiary of Enerchina. Such transaction will therefore be regarded as a deemed disposal by Enerchina within the meaning of Rule 14.29 of the Listing Rules. The Consideration Share Issue constitutes a very substantial disposal for Enerchina and the approval of Enerchina Shareholders at the Enerchina SGM will be required.

In connection to the above, Enerchina has received an undertaking dated 4 December 2006 from Sinolink and APPL pursuant to which Sinolink and APPL have agreed that, unless otherwise precluded from voting under the Listing Rules or by the Stock Exchange, they shall vote in favour of the resolutions to be proposed at the Enerchina SGM for approving the Acquisition and the Consideration Share Issue at the Enerchina SGM.

DISCLOSEABLE TRANSACTION

The transactions under the Agreement constitute a discloseable transaction for HKCG and is subject to the announcement and reporting requirements but will be exempted from the shareholders' approval requirements under the Listing Rules. A circular containing, among other things, details of the Acquisition will be despatched to the shareholders of HKCG as soon as practicable.

WHITEWASH WAIVER APPLICATION

HK&CG (China) will acquire the Consideration Shares upon Completion. An obligation on the part of HK&CG (China) and parties acting in concert with it to make a mandatory general offer for all the securities of Panva not already owned by HK&CG (China) and parties acting in concert with it will accordingly arise under Rule 26 of the Takeovers Code. In this regard, an application will be made by HK&CG (China) to the Executive for the Whitewash Waiver pursuant to Note 1 of the Notes on Dispensations from Rule 26 of the Takeovers Code. The Whitewash Waiver, if granted by the Executive, would be subject to, among other things, the approval of the Independent Shareholders at the Panva EGM by way of poll.

SUSPENSION AND RESUMPTION OF TRADING

At the requests of Panva and Enerchina, trading in the respective shares of Panva and Enerchina on the Stock Exchange were suspended with effect from 9:30 a.m. on 1 December 2006 pending the release of this announcement.

Both Panva and Enerchina have applied to the Stock Exchange for the resumption of trading in their respective shares from 9:30 a.m. on 5 December 2006.

GENERAL

As mentioned above, the Acquisition constitutes a major transaction of Panva and a very substantial acquisition of Enerchina and the Consideration Share Issue constitutes a very substantial disposal of Enerchina under the Listing Rules. In addition, under Rule 13.36 of the Listing Rules, the Consideration Share Issue will require approval of the Panva Shareholders. Accordingly, the Acquisition and the Consideration Share Issue are subject to the respective approval of the Panva Shareholders and the Enerchina Shareholders. To the best of the knowledge, information and belief of the directors of Panva and Enerchina having made all reasonable enquiries, HK&CG (China), HKCG and their respective ultimate beneficial owners are third parties independent from Panva and Enerchina and their respective connected persons. To the best of the knowledge, information and belief of the directors of HKCG, having made all reasonable enquiries, Panva and Enerchina and their respective ultimate beneficial owners are third parties independent from HKCG and its connected persons.

A circular containing, inter alia, further information on the Acquisition, the Whitewash Waiver, the Consideration Share Issue, the recommendation of the Independent Board Committee and a letter of advice from the Independent Financial Advisor in relation to the Whitewash Waiver and the notice convening the Panva EGM will be despatched to the Panva Shareholders as soon as practicable.

A circular containing, among other things, details of the Acquisition and the Consideration Share Issue and the notice convening the Enerchina SGM will be despatched to the Enerchina Shareholders as soon as practicable.

HKCG has appointed Morgan Stanley as its financial adviser in connection with the Acquisition.

Warning: Completion of the Agreement is subject to the fulfillment of the Conditions and the Acquisition and the Consideration Share Issue may or may not proceed. Accordingly, the issue of this announcement does not in any way imply that the Acquisition and the Consideration Share Issue will be completed. Shareholders of Panva, Enerchina and HKCG and investors should exercise caution when dealing in the shares of Panva, Enerchina and HKCG.

Corporate structure of Panva immediately after Completion:



Enerchina
HK&CG (China)
Public
45%
25% (Note 2)
100%
100%
Kenson
Supreme All
30% (Note 1)
Panva
100%
Existing business
Target 1
Target 2
Target 3
Target 4
Target 5
Target 6
Target 7
Target 8
90%
60%
Qingdao Zhongji Hong Kong and China Gas Co Ltd
Qingdao Dong Yi Hong Kong and China Gas Co Ltd
Longkou Hong Kong and China Gas Co Ltd
Weihai Hong Kong and China Gas Co Ltd
Maanshan Hong Kong and China Gas Co Ltd
50%
27%
Zibo Hong Kong and China Gas Co Ltd
Zibo Lubo Gas Company Limited
Weifang Hong Kong and China Gas Co Ltd
Taian Taishan Hong Kong and China Gas Co Ltd
Anqing Hong Kong and China Gas Co Ltd

Notes:

1. 9.87% interest and 20.13% interest of which will be held by Supreme All and Kenson, respectively (assuming that Kenson has placed down 3.23% interest in Panva as a result of Enerchina's undertaking to the Stock Exchange to maintain the public float of Panva) on or before Completion.
2. It assumes that 0.30% interest (being the entire interest of APPL in Panva immediately after the Consideration Share Issue) and 3.23% interest in Panva have been placed down by APPL and Kenson, respectively on or before Completion (as a result of the respective undertakings of APPL and Enerchina to the Stock Exchange to maintain the public float of Panva) and the 100,906,538 Shares currently held by Value Partners Limited will have been proportionately diluted upon Completion as a result of the Consideration Share Issue.

The following table illustrates the shareholdings of Panva before and immediately after the Acquisition and the Consideration Share Issue:

	Before the Acquisition and the Consideration Share Issue		Immediately after the Acquisition and the Consideration Share Issue	
	Number of Shares held as at the date of the announcement	*share capital as at the date of the announcement* %	*Number of Shares held*	*share capital as enlarged by the Consideration Share Issue* %
Kenson	401,233,462	42.47	345,782,961 *(Note 1)*	20.13 *(Note 1)*
Supreme All	169,491,525	17.94	169,491,525	9.87
APPL	5,081,600	0.54	0 *(Note 2)*	0 *(Note 2)*
HK&CG (China)	0	0	772,911,729	45.00
Value Partners Limited	100,906,538	10.68	100,906,538 *(Note 3)*	5.87 *(Note 3)*
Public shareholders	267,956,766	28.37	328,488,867 *(Note 4)*	19.13 *(Note 4)*
Total number of Shares	**944,669,891**	**100.00%**	**1,717,581,620**	**100.00%**

Note 1: It assumes that Kenson has placed down 3.23% interest in Panva (as a result of Enerchina's undertaking to the Stock Exchange to maintain the public float of Panva) on or before Completion.

Note 2: It assumes that APPL has placed down its 0.30% interest in Panva (as a result of APPL's undertaking to the Stock Exchange to maintain the public float of Panva) on or before Completion.

Note 3: As at the date of this announcement, Value Partners Limited is a substantial shareholder (as defined under the Listing Rules) of Panva and its shareholding in Panva is therefore not regarded as being held in public hands. Such shareholding, however, will have been proportionately diluted upon Completion as a result of the Consideration Share Issue and will accordingly be qualified as part of the public float.

Note 4: The number excludes the Shares held by Value Partners Limited and assuming that 0.30% interest and 3.23% interest in Panva have been placed down by APPL and Kenson respectively on or before Completion.

INFORMATION ON THE TARGET COMPANIES

The Target Companies are private companies incorporated in BVI and are wholly-owned subsidiaries of HK&CG (China). The Target Companies

Page 2

The aggregate audited consolidated net assets value of Enerchina as at 31 December 2005 were approximately HK$4,757million.

The aggregate unaudited consolidated net loss before and after taxation and extraordinary items of Enerchina were approximately HK$138 million and HK$145 million, respectively for six months ended 30 June 2006.

The aggregate unaudited consolidated net assets value of Enerchina as at 30 June 2006 were approximately HK$4,637 million.

The above audited and unaudited financial information of Enerchina are prepared in accordance with the Hong Kong Financial Reporting Standards issued by the Hong Kong Institute of Certified Public Accountants.

There will not be any changes in the board of directors or senior management member of Enerchina as a result of the Acquisition.

REASONS FOR AND BENEFITS OF THE ACQUISITION

The Acquisition represents an opportunity to further strengthen the position of Panva as a leading operator of piped gas businesses in the PRC. After the Acquisition, Panva will have a robust portfolio of 35 piped gas projects in 32 cities serving over 1.7 million users in the PRC with combined piped gas sales volume of 367 million cubic metres in the first half of 2006. The addition of HKCG's eight projects in the Shandong province and two projects in the Anhui province will create a super-regional footprint across Northeast and East China for Panva. Panva will be able to extend its presence across the near contiguous provinces of Heilongjiang, Jilin, Liaoning, Shandong, Anhui and Jiangsu in addition to Panva's significant operations in the Sichuan province.

With HKCG as a significant shareholder in Panva upon Completion, Panva will stand to benefit from HKCG's over 140 years of experience in the utilities sector. HKCG's operational expertise and considerable financial resources will enable Panva to focus on operational improvements, in areas such as project management, engineering, marketing, customer service and safety. HKCG will also provide managerial support at the corporate and regional management levels, including support for Panva's efforts to enhance internal controls and risk management. The parties also believe that the Acquisition will potentially create operational synergies for both the Panva Group and the Target Companies. Operational synergies, such as the centralization of capital expenditure management and leverage with vendors, suppliers and service providers could be significant for projects located in areas with overlapping operations.

The Acquisition also represents a significant milestone in achieving HKCG's goal of becoming the premier piped gas operator in Asia and will allow HKCG to gain exposure to Panva's valuable network of gas projects across the PRC. On a combined basis, HKCG and Panva will have 60 projects spanning 55 cities and 12 provinces across the PRC. HKCG believes that the combination of its piped gas operations and its 45% interest in Panva will improve its ability to capitalize on the rapid development of piped gas infrastructure in the PRC.

It is the intention of HKCG to promote Panva as a leading piped gas operator in the PRC. HKCG intends to support Panva as an acquisition platform for future piped gas projects in the PRC. HKCG and Panva intend to coordinate on future acquisitions and evaluate the most appropriate acquisition platform on a by-project basis. Factors to be considered will include, among others, the ability to extract operational synergies with existing operations, legal requirements of the project, familiarity with the local business environment and scale of the investment. HKCG and Panva's cooperation may also include the possibility of jointly pursuing piped gas project acquisitions. No particular piped gas project has been identified by the parties for future acquisition as at the date of this announcement.

The increased market reach and assets base, synergies and experience and expertise of HKCG brought about by the Acquisition are expected to strengthen the business of Panva. The directors of Enerchina believe that the Acquisition will enhance the shareholders' value and maximize the return to shareholders of Panva, thereby allowing Enerchina to reap all these benefits in its capacity as a shareholder of Panva.

The respective directors of Enerchina and Panva believe the terms of the Agreement are fair and reasonable and in the interests of their respective shareholders as a whole and has been entered into on normal commercial terms after arm's length negotiations between the parties.

The directors (including the independent non-executive directors) of HKCG believe that the Agreement is entered into on normal commercial terms and the terms of the Agreement are fair and reasonable based on the factors set out in the column headed "Consideration" in the section headed "The Acquisition" above as well as the financial figures of the Target Companies referred to in Rules 14.58(6), 14.58(7) and the information referred to in Rule 14.60(3)(a) of the Listing Rules and are in the interests of the HKCG Group and HKCG's shareholders as a whole.

PROPOSED CHANGE OF BOARD COMPOSITION OF PANVA

Upon Completion, HK&CG (China) will appoint 4 persons, namely, Mr. Chan Wing Kin, Alfred, Mr. Kwan Yuk Choi, James, Mr. Ho Hon Ming, John and Mr. Wong Wai Yee, Peter to the board of directors of Panva as executive directors of Panva, while Enerchina will cause 3 executive directors (namely, Mr. Tang, Mr. Li Fujun and Mr. Zhang Keyu) to resign from the board of directors of Panva. Accordingly, the board of Directors of Panva will have 11 members upon Completion, comprising 7 executive directors, 1 non-executive director and 3 independent non-executive directors. Mr. Ou will resign as Chairman of Panva and HK&CG (China) will appoint Mr. Chan Wing Kin, Alfred as Chairman of Panva upon Completion.

Notwithstanding that Mr. Chan Wing Kin, Alfred ("Mr. Chan") and Mr. Kwan Yuk Choi, James ("Mr. Kwan") are also directors of HKCG, they will have sufficient time also act as the executive directors of Panva after Completion. Mr. Chan and Mr. Kwan will likely be less involved in the day-to-day management of Panva after they are appointed to the board of Panva but will be involved in major decision making processes and will continue to perform and discharge their duties as directors of Panva, while the other two executive directors appointed by HK & CG (China) to the board of Panva, namely, Mr. Ho Hon Ming, John and Mr. Wong Wai Yee, Peter will take on more management responsibilities of Panva. It is therefore expected that there should not be any conflict for Mr. Chan and Mr. Kwan in the discharge of their duties as the respective directors of HKCG and Panva. Mr. Chan and Mr. Kwan will comply with applicable provisions of the Listing Rules and the constitutional documents of HKCG and Panva in case any conflict exists in the discharge of their duties as directors of both companies.

Other than the change in the board composition of Panva set out above, there will not be any other changes in the senior management member of Panva as a result of the Acquisition.

MAJOR TRANSACTION AND VERY SUBSTANTIAL ACQUISITION

The Acquisition constitutes a major transaction of Panva under Rule 14.08 of the Listing Rules and is subject to the approval of Panva Shareholders. In addition, under Rule 13.36 of the Listing Rules, the Consideration Share Issue will require approval of the Panva Shareholders. In this connection, Enerchina, being in control of approximately 60.42% of the issued share capital of Panva as at the date of this announcement, has undertaken to HKCG and HK&CG (China) that, subject to the necessary approval of Enerchina Shareholders in the Enerchina SGM being obtained and unless otherwise precluded from voting under the Listing Rules or the Takeovers Code or by the Stock Exchange or by the SFC, it shall vote or shall procure that its associates shall vote in favour of the resolutions proposed for approving the Acquisition, the Consideration Share Issue and the Whitewash Waiver at the Panva EGM. The SFC has indicated that APPL, Kenson, Supreme All and Enerchina should abstain from voting in respect of the resolution to approve the Whitewash Waiver at the Panva EGM, on the basis that they may not be regarded as sufficiently independent for the purpose of the Takeovers Code.

The Acquisition also constitutes a very substantial acquisition of Enerchina under Rule 14.08 of the Listing Rules and is therefore subject to approval of the Enerchina Shareholders under Rule 14.49 of the Listing Rules. In this connection, Enerchina has received an undertaking dated 4 December 2006 from Sinolink and APPL pursuant to which Sinolink and APPL have agreed that, unless otherwise precluded from voting under the Listing Rules or by the Stock Exchange, they shall vote in favour of the resolutions to be proposed at the Enerchina SGM for approving the Acquisition. Sinolink and APPL collectively control over 50% of the issued share capital of Enerchina as at the date of this announcement

THE ACQUISITION

On 4 December 2006, Panva entered into the Agreement with HK&CG (China) and HKCG pursuant to which Panva has conditionally agreed to purchase from HK&CG (China) the Sale Shares and to purchase and take assignment of the Shareholder Loans subject to the terms and conditions of the Agreement. HKCG, being the holding company of HK&CG (China), has agreed to guarantee the performance of HK&CG (China) of its obligations under the Agreement.

Set out below is a summary of the principal terms of the Agreement:

Date: 4 December 2006

Parties:

(1) Panva (as the purchaser)

(2) HK&CG (China) (as the vendor)

(3) HKCG (as the vendor's guarantor)

Panva was incorporated in the Cayman Islands and its principal activities are the sale and distribution of LP Gas and natural gas in the PRC, including the sale of LP Gas in bulk and in cylinders, the provision of piped gas and natural gas, construction of gas pipelines, the operation of city gas pipeline network, the operation of gas fuel automobile refilling stations, and the sale of LP Gas and natural gas household appliances.

HK&CG (China) was incorporated in BVI and is an investment holding company. HK&CG (China) holds the entire issued capital of the Target Companies which in turn hold, collectively, 27% to 100% equity interest in 10 PRC companies. These PRC companies are engaged in the operation of piped gas assets and related business in the PRC.

HKCG was incorporated in Hong Kong with limited liability. It is principally engaged in the production, distribution and marketing of gas and related activities in Hong Kong and the PRC. HKCG is held as to approximately 38.47% by Henderson Investment Limited, a company incorporated in Hong Kong with limited liability which shares are listed on the Stock Exchange (Stock code: 0097), which in turn is owned as to approximately 67.94% by Henderson Land Development Company Limited, a company incorporated in Hong Kong with limited liability which shares are listed on the Stock Exchange (Stock code: 0012).

There is no prior equity relationship or transaction between HK&CG (China) or HKCG with each of Panva, Enerchina or Sinolink before the entering into of the Acquisition.

To the best of the knowledge, information and belief of the directors of Panva and Enerchina having made all reasonable enquiries, HK&CG (China) and HKCG and their respective ultimate beneficial owners are third parties independent from Panva and Enerchina and their respective connected persons.

To the best of the knowledge, information and belief of the directors of HKCG, having made all reasonable enquiries, Panva and Enerchina and their respective ultimate beneficial owners are third parties independent from HKCG and its connected persons.

Subject matter: The subject of the Acquisition are:

(1) The Sale Shares

The entire issued share capital of each of the Target Companies, which hold, collectively, equity interests varying from 27% to 100% in 10 PRC companies. These PRC companies operate in various cities in the PRC including Qingdao, Zibo, Longkou, Weifang, Weihai, Taian, Maanshan and Anqing. They are all engaged in the operation of piped gas assets and related business in the PRC.

(2) The Shareholder Loans

The outstanding loans due from the Target Companies to HK&CG (China) or its associates as at Completion, being approximately HK$568,093,080, together with all interest accrued thereon, if any. The Shareholder Loans will be assigned to Panva upon Completion such that Panva will become the beneficiary to whom these loans will be repaid.

Consideration: The consideration of the Acquisition is calculated by reference to the final valuation of the Target Companies, which the parties have agreed to be HK$3,230,771,027.

The consideration of the Acquisition will be satisfied by the allotment and issue by Panva of the Consideration Shares to HK&CG (China). Such Consideration Shares will be issued at a unit price of HK$4.18 per Share. Based on the issued share capital of Panva of 944,669,891 Shares as at the date of this announcement, the Consideration Shares represents approximately 81.82% of the existing issued share capital of Panva and represents 45% of the issued share capital of Panva as at the date of the Agreement as enlarged by the issue of the Consideration Shares. There is no lockup arrangement regarding the trading of the Consideration Shares.

The closing price of the Shares as quoted on the Stock Exchange on 30 November 2006, being the last trading day in respect of the Shares immediately prior to the date of this announcement was HK$3.96 per Share ("Last Closing Price"). The issue price of the Consideration Shares, being HK$4.18 per Share, represents a premium of approximately 5.56% over the Last Closing Price, and a premium of approximately 11.82% and a premium of approximately 12.70% over the average closing price of the Shares as quoted on the Stock Exchange for the last five and ten consecutive trading days in respect of the Shares immediately prior to and including the last trading day prior to the date of this Announcement, respectively.

The consideration of the Acquisition has been determined after arm's length negotiations among parties, taking into account the following factors:

(a) the future prospects of the Target Companies, including the expected profit-generating capability of these companies;

(b) the price to book ratios of other piped gas companies;

(c) the operational synergies anticipated to be achieved through the Acquisition;

(d) the expected improvement of Panva's market and competitive position as a result the Acquisition; and

(e) the prospective benefits associated with HKCG's shareholding in Panva including the sharing of piped gas expertise and managerial support.

The Consideration Shares will rank pari passu in all respects with the Shares in issue as at the Completion Date. Panva will apply to the Stock Exchange for the listing of and permission to deal in the Consideration Shares.

Conditions Precedent: Completion of the Agreement is conditional upon the satisfaction of the following Conditions on or before the Long Stop Date:

(a) the passing by the Panva Shareholders of the resolutions approving the purchase of the Sale Shares, the taking of assignment of the Shareholder Loans and the Consideration Share Issue in accordance with the Agreement and the relevant requirements of the Listing Rules;

(b) the passing by the Independent Shareholders of the resolution approving the Whitewash Waiver in accordance with the relevant requirements of the Takeovers Code;

(c) the passing by the Enerchina Shareholders of the resolution approving the purchase of the Sale Shares, the taking of assignment of the Shareholder Loans by Panva and the Consideration Share Issue in accordance with the requirements of the Listing Rules;

(d) the listing of and permission to deal in the Consideration Shares on the Main Board of the Stock Exchange having been granted by the Stock Exchange with or without conditions;

(e) no relevant government, governmental, quasi-governmental, statutory or regulatory body, court or agency having granted any order or made any decision that restrict or prohibit the implementation of the transactions contemplated in the Agreement;

(f) the SFC granting the Whitewash Waiver;

(g) the warranties given by HK&CG (China) under the Agreement remaining true and not misleading in all material respects at Completion; and

(h) the warranties given by Panva under the Agreement remaining true and not misleading in all material respects at Completion.

HK&CG (China) and HKCG shall provide all reasonable assistance to Panva with respect to the performance of its obligations to fulfil the Conditions (a) to (d) above by no later than the Long Stop Date.

Neither Panva nor HK&CG (China) has the right to waive any of the Conditions (a) to (f). Panva may waive Conditions (g) at its discretion and HK&CG (China) may waive Condition (h) at its discretion.

Completion: Panva shall not be obliged to complete the purchase of and HK&CG (China) shall not be obliged to complete the sale of any of the Sale Shares and the Shareholder Loans unless the sale and purchase of all the Sale Shares and the Shareholder Loans are completed simultaneously.

The Agreement shall be completed on the Completion Date.

If any of the Conditions is not satisfied on or before the Long Stop Date, the Agreement shall terminate (save and except otherwise stated in the Agreement) and no party shall have any claim against the others except in respect of any antecedent breach of the terms of the Agreement.

Guarantee: HKCG entered into the Agreement to guarantee the performance by HK&CG (China) of its obligations under the Agreement.

SHAREHOLDING STRUCTURE OF PANVA

The diagrams below illustrate the simplified corporate structure of Panva as at the date of this announcement and immediately after the Acquisition.

Corporate structure of Panva as at the date of this announcement:


APPL
Enerchina
0.5%
100%
100%
Kenson
Supreme All
Value Partners Limited
Public
42.5%
17.9%
10.7%
28.4%
60.4%
Panva
Existing Business

Note: The figures in the above corporate structure graph have been rounded to one decimal place.

Simplified corporate structure of HKCG as at the date of this announcement:


HKCG
100%
Other business
HK&CG (China)
100%
Target 1
Target 2
Target 3
Target 4
Target 5
Target 6
Target 7
Target 8
90%
60%
Qingdao Zhongyi Hong Kong and China Gas Co Ltd
Qingdao Dong Yi Hong Kong and China Gas Co Ltd
Longkou Hong Kong and China Gas Co Ltd
Weihai Hong Kong and China Gas Co Ltd
Maanshan Hong Kong and China Gas Co Ltd
Other business
50%
27%
Zibo Hong Kong and China Gas Co Ltd
Zibo Lubo Gas Company Limited
Weifang Hong Kong and China Gas Co Ltd
Taian Taishan Hong Kong and China Gas Co Ltd
Anqing Hong Kong and China Gas Co Ltd

Rules 14.58(6) and 14.58(7) of the Listing Rules, respectively requires disclosure of the asset value of, and the net profits attributed to, the Target Companies in this announcement. In connection to these requirements, an application for waiver was made by Panva, Enerchina and HKCG to the Stock Exchange for excluding such information from this announcement (the "Relevant Waiver"). Such application was made for reasons that (1) if the figures for the net asset value of, and net profits attributable to, the Target Companies are unaudited and unpublished figures (which is the only available form as at the date of this announcement) and are disclosed in this announcement, they will constitute profit forecasts within the meaning of Rule 10 of the Takeovers Code, and as such would need to be reported on by an auditor or financial adviser; and (2) it would be burdensome on Panva, Enerchina and HKCG to withhold this announcement until the report is available.

Rule 14.60(3)(a) of the Listing Rules requires disclosure of the gain or loss expected to accrue to HKCG arising from the Acquisition and the Consideration Share Issue and the basis for calculating the gain or loss. In connection to this requirement, an application for waiver was made by HKCG to the Stock Exchange for excluding such information from this announcement (the "HKCG Waiver"). Such application was made for reasons that (1) if the gain or loss is calculated based on unaudited and unpublished financial information of the Target Companies (which is the only available form as at the date of this announcement) and are disclosed in this announcement, it will constitute profit forecasts within the meaning of Rule 10 of the Takeovers Code, and as such will need to be reported on by an auditor or financial adviser; and (2) it would be burdensome on HKCG to withhold this announcement until the report is available.

The Stock Exchange has granted the Relevant Waiver to Panva and Enerchina, respectively subject to the conditions that a further announcement containing the value of the assets of, and the net profits attributed to, the Target Companies as referred to in Rules 14.58(6) and 14.58(7) of the Listing Rules will be made at the time of the despatch of the circulars by Panva and Enerchina in relation to the Acquisition; and that the financial information on the Target Companies referred to in Rules 14.58(6) and (7) of the Listing Rules will be included in the circulars for Panva and Enerchina. As a condition to the Relevant Waiver, the respective directors of each of Panva and Enerchina hereby confirm their view that the information contained in this announcement, taking into account the exclusion of the financial information on the Target Companies referred to in Rules 14.58(6) and (7) of the Listing Rules, remains accurate and complete in all material aspects and is not misleading or deceptive in accordance with Rule 2.13(2) of the Listing Rules.

The Stock Exchange has granted the Relevant Waiver and the HKCG Waiver to HKCG subject to the conditions that a further announcement, containing the value of the assets of, and the net profits attributed to, the Target Companies as referred to in Rules 14.58(6) and 14.58(7) of the Listing Rules (as a condition of the Relevant Waiver) and the gain or loss expected to accrue to HKCG arising from the Acquisition and the Consideration Share Issue as referred to in Rules 14.60(3) of the Listing Rules (as a condition of the HKCG Waiver) will be made at the time of the despatch of the circular of HKCG; and that the circular of HKCG will contain information on the gain or loss expected to accrue to HKCG arising from the Acquisition and the Consideration Share Issue in accordance with Rule 14.60(3)(a) of the Listing Rules, which will be calculated based on the then available audited financial information of the Target Companies and the financial information on the Target Companies referred to in Rules 14.58(6) and (7) of the Listing Rules. As a condition to the Relevant Waiver and the HKCG Waiver, the directors of HKCG hereby confirm their view that the non-disclosure of financial information referred to in Rules 14.58(6) and (7) and Rule 14.60(3)(a) of the Listing Rules would not render this announcement misleading or deceptive and all other information contained in this announcement remain accurate and complete in all material respects in accordance with Rule 2.13(2) of the Listing Rules.

As at Completion, Shareholder Loans in the aggregate amount of approximately HK$568,093,080 will be due and owing from the Target Companies to HK&CG (China). Of such Shareholder Loans, approximately HK$476.7 million are non-interest bearing and approximately HK$91.4 million are interest bearing, with interest rates ranging from 4.25% per annum to 5.86% per annum. The maturity schedule of the Shareholder Loans is set out below:

Maturity	Approximate Amount (Note) (HK$)
No definite repayment term	352,329,746
By December 2007	38,908,000
2008 to 2010	52,444,093
2011 to 2016	124,411,241
	568,093,080

Note: For purpose of illustration in this announcement only, the amount has been converted to HK$ based on the currency conversion rate of US$1.00 = HK$7.7816 and HK$1 = RMB1.0106. No representation is made that any amounts in RMB, US$ or HK$ could have been converted at such rate or any other rates.

After Completion, those PRC companies in which the Target Companies have more than 50% equity interests (Qingdao Zhongji Hong Kong and China Gas Co. Ltd., Qingdao Dong Yi Hong Kong and China Gas Co. Ltd. and Longkou Hong Kong and China Gas Co. Ltd.) will be treated as subsidiaries and their results will be consolidated by purchase method of accounting into the accounts of Panva. Those PRC companies in which the Target Companies have no more than 50% equity interests will be treated as either associated company (Zibo Lubo Gas Company Limited) or jointly controlled entities (Zibo Hong Kong and China Gas Co. Ltd., Weihai Hong Kong and China Gas Co. Ltd., Weifang Hong Kong and China Gas Co. Ltd., Taian Taishan Hong Kong and China Gas Co. Ltd., Maanshan Hong Kong and China Gas Co. Ltd. and Anqing Hong Kong and China Gas Co. Ltd.) and their results will be equity accounted for in the books of Panva.

After Completion, Panva will be treated as an associated company of HKCG and the results of Panva will be accounted for by equity method of accounting.

As at the Latest Practicable Date, the issued share capital of HKCG is HK$1,377,189,997 divided into 5,508,759,988 shares of HK$0.25 each.

INFORMATION ON PANVA

The aggregate audited consolidated net profit before and after taxation and extraordinary items of Panva were approximately HK$332 million and HK$312 million, respectively for the financial year ended 31 December 2004.

The aggregate audited consolidated net profit before and after taxation and extraordinary items of Panva were approximately HK$241 million, and HK$206 million, respectively for the financial year ended 31 December 2005.

The aggregate audited consolidated net assets value of Panva as at 31 December 2005 were approximately HK$2,032 million.

The aggregate unaudited consolidated net loss before and after taxation and extraordinary items of Panva were approximately HK$184 million and HK$191 million, respectively for six months ended 30 June 2006.

The aggregate unaudited consolidated net assets value of Panva as at 30 June 2006 were approximately HK$1,910 million.

The above audited and unaudited financial information of Panva are prepared in accordance with the Hong Kong Financial Reporting Standards issued by the Hong Kong Institute of Certified Public Accountants.

As at the date of this announcement, the issued share capital of Panva is HK$94,466,989, divided into 944,669,891 Shares. In addition, there are (i) outstanding options granted under the share option schemes of Panva which would entitle the holders thereof to subscribe for an aggregate of 41,450,000 Shares, representing approximately 4.39% of existing issued share capital of Panva as at the date of this announcement; and (ii) convertible bonds in the outstanding principal amount of US$47,725,000 which are convertible into a maximum of 97,851,115 Shares based on the conversion price as at the date of this announcement.

After Completion, Panva will be treated as an associated company of Enerchina and the results of Panva will be equity accounted for in the books of Enerchina.

INFORMATION ON ENERCHINA

The aggregate audited consolidated net profit before and after taxation and extraordinary items of Enerchina were approximately HK$131 million and HK$131 million, respectively for the financial year ended 31 December 2004.

The aggregate audited consolidated net profit before and after taxation and extraordinary items of Enerchina were approximately HK$319 million, and HK$285 million, respectively for the financial year ended 31 December 2005.

VERY SUBSTANTIAL DISPOSAL (DEEMED DISPOSAL)

Enerchina is currently the controlling shareholder of Panva and is principally engaged in the electricity generation and sale of electricity, and through Panva the sales and distribution of LP Gas and piped gas, and gas pipelines construction.

As at the date of this announcement, Enerchina holds an aggregate of approximately 60.42% of the issued share capital of Panva, of which approximately 42.48% is beneficially held through Kenson and approximately 17.94% is beneficially held through Supreme All. Both Kenson and Supreme All are wholly-owned subsidiaries of Enerchina.

Upon Completion, the aggregate shareholding of Enerchina in Panva is expected to be diluted from approximately 60.42% to approximately 33.23% (before taking into account the effect of any obligation on Enerchina to place down its Shares in order to maintain the public float of Panva, as referred to below). Under Rule 14.29 of the Listing Rules, the allotment and issue of the Consideration Shares will be regarded as a deemed disposal of Panva by Enerchina whereupon Panva will cease to be a subsidiary of Enerchina. The Consideration Share Issue constitutes a very substantial disposal for Enerchina and is therefore subject to the approval of the Enerchina Shareholders under Rule 14.49 of the Listing Rules.

In this connection, Enerchina has received an undertaking dated 4 December 2006 from Sinolink and APPL pursuant to which Sinolink and APPL have agreed that, unless otherwise precluded from voting under the Listing Rules or by the Stock Exchange, they shall vote in favour of the resolutions to be proposed at the Enerchina SGM for approving the Consideration Share Issue. Sinolink and APPL collectively control over 50% of the issued share capital of Enerchina as at the date of this announcement.

Since none of Sinolink, APPL, Mr. Ou or their respective associates has any material interest in the transaction pursuant to Rules 2.15 and 2.16 of the Listing Rules, none of them will be required to abstain from voting at the Enerchina SGM under the Listing Rules.

IMPACT OF THE DEEMED DISPOSAL ON ENERCHINA

Upon Completion, Panva will cease to be a subsidiary and will become an associated company of Enerchina.

Enerchina will record a gain on the deemed disposal of Panva of approximately HK$20 million by reference to the carrying amount of Panva in the unaudited statement of interim results of Enerchina as at 30 June 2006 and assuming that the Consideration Share Issue was completed on the date of this announcement. The deemed disposal is not expected to create any adverse financial impact on Enerchina upon Completion.

The actual profit or loss for Enerchina resulting from the deemed disposal will be determined at Completion Date and the amount may be different from that as shown above. Further announcement will be made by Enerchina if there is any major change in the actual profit or loss on the deemed disposal.

DISCLOSEABLE TRANSACTION

The transactions under the Agreement constitute a discloseable transaction for HKCG and is subject to the announcement and reporting requirements but will be exempted from the shareholders' approval requirements under the Listing Rules.

WHITEWASH WAIVER APPLICATION

HK&CG (China) will acquire the Consideration Shares upon Completion. An obligation on the part of HK&CG (China) and parties acting in concert with it to make a mandatory general offer for all the securities of Panva not already owned by HK&CG (China) and parties acting in concert with it will accordingly arise under Rule 26 of the Takeovers Code. In this regard, an application will be made by HK&CG (China) to the Executive for the Whitewash Waiver pursuant to Note 1 of the Notes on Dispensations from Rule 26 of the Takeovers Code. The Whitewash Waiver, if granted by the Executive, would be subject to, among other things, the approval of the Independent Shareholders at the Panva EGM by way of poll. The SFC has indicated that APPL, Kenson, Supreme All and Enerchina should abstain from voting in respect of the resolution to approve the Whitewash Waiver at the Panva EGM on the basis that they may not be regarded as sufficiently independent for the purpose of the Takeovers Code.

None of HK&CG (China) and persons acting in concert with it has acquired voting rights in Panva in the 6 months prior to the date of this announcement, other than acquisitions by Morgan Stanley and persons controlling, controlled by or under the same control of Morgan Stanley of voting rights in Panva which the SFC has ruled do not constitute disqualifying transactions under the Takeovers Code.

Save as set out in the table below, as at the Latest Practicable Date, none of HK&CG (China) or any persons acting in concert with it owns or has control or direction over any voting rights in any Shares or any convertible securities, warrants or options in respect of the Shares, or any outstanding derivative in respect of any securities in Panva; nor is there any arrangement (whether by way of option, indemnity or otherwise) in relation to the Shares or shares of HK&CG (China) and which might be material to the transactions contemplated under the Agreement, or any agreements or arrangements to which HK&CG (China) is a party which relate to the circumstances in which it may or may not invoke or seek to invoke a pre-condition or a condition to the transactions contemplated under the Agreement.

Name	Description	Number of Shares to be issued if fully converted	Conversion period
Morgan Stanley & Co. International Limited	Convertible bonds	13,378,282 *(see Note)*	7 June 2003 - 9 April 2008

Note: The number of Shares is calculated using a conversion price of HK$3.8043 per Share as disclosed in Panva's interim report dated 26 September 2006 and a rate of exchange on conversion of HK$7.80 to US$1.00

PUBLIC FLOAT

Each of APPL and Enerchina has undertaken to the Stock Exchange that it will (and in the case of Enerchina, it shall also procure that its wholly-owned subsidiaries will) only place down the Shares held by it, and only to independent third parties, on or before Completion solely for the purpose of maintaining the public float of Panva (if necessary), provided that Enerchina will remain a controlling shareholder of Panva up to and including 7 December 2006 (being the last day on which Enerchina is subject to the undertaking it has given to the Stock Exchange pursuant to Rule 10.07(1)(b) of the Listing Rules in connection with the migration of Panva's listing to the Main Board of the Stock Exchange in 2005). At Completion, Panva will be able to meet the public float requirement as stipulated in the Listing Rules.

As required by Rule 10.7(1)(b) of the Listing Rules, none of Kenson, Supreme All or Enerchina has disposed or will dispose of, or has entered into any agreement to dispose of or otherwise create any options, rights, interests or encumbrances in respect of, any Shares held by them which has caused, or would cause, Enerchina to cease to be a controlling shareholder of Panva during the period from 8 June to 7 December 2006.

SUSPENSION AND RESUMPTION OF TRADING

At the requests of Panva and Enerchina, trading in the respective shares of Panva and Enerchina on the Stock Exchange were suspended with effect from 9:30 a.m. on 1 December 2006 pending the release of this announcement.

Both Panva and Enerchina have applied to the Stock Exchange for the resumption of trading in their respective shares from 9:30 a.m. on 5 December 2006.

GENERAL

Completion of the Agreement is subject to the fulfillment of the Conditions and the Acquisition and the Consideration Share Issue may or may not be completed. Accordingly, the issue of this announcement does not in any way imply that the Acquisition and the Consideration Share Issue will be completed. Shareholders of Panva, Enerchina and HKCG and investors should exercise caution when dealing in the shares of Panva, Enerchina and HKCG.

The Acquisition constitutes a major transaction of Panva and a very substantial acquisition of Enerchina and the Consideration Share Issue constitutes a very substantial disposal of Enerchina under the Listing Rules. In addition, under Rule 13.36 of the Listing Rules, the Consideration Share Issue will require the approval of the Panva Shareholders. Accordingly, the Acquisition and the Consideration Share Issue are subject to the respective approval of the Panva Shareholders and the Enerchina Shareholders.

To the best of the knowledge, information and belief of the directors of Panva, none of the Panva Shareholders has a material interest in the Acquisition or Consideration Share Issue which require such shareholder to abstain from voting at the Panva EGM in respect of the resolutions for approving the Acquisition and the Consideration Share Issue.



ENERCHINA HOLDINGS LIMITED
(Incorporated in Bermuda with limited liability)
(Stock code: 622)



PANVA GAS HOLDINGS LIMITED
百江燃氣控股有限公司*
(Incorporated in the Cayman Islands with limited liability)
(Stock code: 1083)


煤氣
Towngas

THE HONG KONG AND CHINA GAS COMPANY LIMITED
(Incorporated in Hong Kong with limited liability)
(Stock code: 003)

VERY SUBSTANTIAL ACQUISITION AND VERY SUBSTANTIAL DISPOSAL
SUSPENSION AND RESUMPTION OF TRADING

MAJOR TRANSACTION
ACQUISITION OF THE ENTIRE ISSUED SHARE CAPITAL OF THE TARGET COMPANIES AND ASSIGNMENT OF THE SHAREHOLDER LOANS
SUSPENSION AND RESUMPTION OF TRADING

DISCLOSEABLE TRANSACTION
APPLICATION FOR WHITEWASH WAIVER

Morgan Stanley

Morgan Stanley Dean Witter Asia Limited

Financial Adviser to The Hong Kong and China Gas Company Limited

THE ACQUISITION

On 4 December 2006, Panva entered into the Agreement with HK&CG (China) and HKCG pursuant to which Panva has conditionally agreed to purchase from HK&CG (China) the Sale Shares and to purchase and take assignment of the Shareholder Loans subject to the terms and conditions of the Agreement.

In consideration for the purchase of the Sale Shares and the assignment of the Shareholder Loans, Panva has agreed to allot and issue the Consideration Shares (each credited as fully paid) to HK&CG (China). Such Consideration Shares will be issued at a unit price of HK$4.18 per Share. The consideration of the Acquisition was determined after arm's length negotiations between the parties.

HK&CG (China) is a wholly-owned subsidiary of HKCG and the Target Companies are wholly-owned subsidiaries of HK&CG (China). The Target Companies hold, collectively, equity interests varying from 27% to 100% in 10 PRC companies. These PRC companies operate in various cities in the PRC including Qingdao, Zibo, Longkou, Weifang, Weihai, Taian, Maanshan and Anqing. They are all engaged in the operation of piped gas assets and related business in the PRC.

MAJOR TRANSACTION

The Acquisition constitutes a major transaction of Panva under Rule 14.08 of the Listing Rules and is subject to the approval of the Panva Shareholders. In addition, under Rule 13.36 of the Listing Rules, the Consideration Share Issue will require approval of the Panva Shareholders. In this connection, Enerchina, being in control of approximately 60.42% of the issued share capital of Panva as at the date of this announcement, has undertaken to HKCG and HK&CG (China) that, subject to the necessary approval of Enerchina Shareholders in the Enerchina SGM being obtained and unless otherwise precluded from voting under the Listing Rules or the Takeovers Code or by the Stock Exchange or by the SFC, it shall or shall procure that its associates shall vote in favour of the resolutions proposed for approving the Acquisition, the Consideration Share Issue and the Whitewash Waiver at the Panva EGM. The SFC has indicated that APPL, Kenson, Supreme All and Enerchina should abstain from voting in respect of the resolution to approve the Whitewash Waiver at the Panva EGM on the basis that they may not be regarded as sufficiently independent for the purpose of the Takeovers Code.

VERY SUBSTANTIAL ACQUISITION AND VERY SUBSTANTIAL DISPOSAL (DEEMED DISPOSAL)

While the Acquisition constitutes a major transaction of Panva, it also constitutes a very substantial acquisition of Enerchina, the holding company of Panva. The Acquisition is therefore subject to the approval of Enerchina Shareholders under Rule 14.49 of the Listing Rules.

The Consideration Share Issue pursuant to the Agreement will result in the shareholding of Enerchina in Panva being diluted from 60.42% to approximately 33.23% (before taking into account the effect of any obligation on Enerchina to place down its Shares in order to maintain the public float of Panva). This will result in Panva ceasing to be a subsidiary of Enerchina. Such transaction will therefore be regarded as a deemed disposal by Enerchina within the meaning of Rule 14.29 of the Listing Rules. The Consideration Share Issue constitutes a very substantial disposal for Enerchina and the approval of Enerchina Shareholders at the Enerchina SGM will be required.

In connection to the above, Enerchina has received an undertaking dated 4 December 2006 from Sinolink and APPL pursuant to which Sinolink and APPL have agreed that, unless otherwise precluded from voting under the Listing Rules or by the Stock Exchange, they shall vote in favour of the resolutions to be proposed at the Enerchina SGM for approving the Acquisition and the Consideration Share Issue at the Enerchina SGM.

DISCLOSEABLE TRANSACTION

The transactions under the Agreement constitute a discloseable transaction for HKCG and is subject to the announcement and reporting requirements but will be exempted from the shareholders' approval requirements under the Listing Rules. A circular containing, among other things, details of the Acquisition will be despatched to the shareholders of HKCG as soon as practicable.

WHITEWASH WAIVER APPLICATION

HK&CG (China) will acquire the Consideration Shares upon Completion. An obligation on the part of HK&CG (China) and parties acting in concert with it to make a mandatory general offer for all the securities of Panva not already owned by HK&CG (China) and parties acting in concert with it will accordingly arise under Rule 26 of the Takeovers Code. In this regard, an application will be made by HK&CG (China) to the Executive for the Whitewash Waiver pursuant to Note 1 of the Notes on Dispensations from Rule 26 of the Takeovers Code. The Whitewash Waiver, if granted by the Executive, would be subject to, among other things, the approval of the Independent Shareholders at the Panva EGM by way of poll.

SUSPENSION AND RESUMPTION OF TRADING

At the requests of Panva and Enerchina, trading in the respective shares of Panva and Enerchina on the Stock Exchange were suspended with effect from 9:30 a.m. on 1 December 2006 pending the release of this announcement.

Both Panva and Enerchina have applied to the Stock Exchange for the resumption of trading in their respective shares from 9:30 a.m. on 5 December 2006.

GENERAL

As mentioned above, the Acquisition constitutes a major transaction of Panva and a very substantial acquisition of Enerchina and the Consideration Share Issue constitutes a very substantial disposal of Enerchina under the Listing Rules. In addition, under Rule 13.36 of the Listing Rules, the Consideration Share Issue will require approval of the Panva Shareholders. Accordingly, the Acquisition and the Consideration Share Issue are subject to the respective approval of the Panva Shareholders and the Enerchina Shareholders. To the best of the knowledge, information and belief of the directors of Panva and Enerchina having made all reasonable enquiries, HK&CG (China), HKCG and their respective ultimate beneficial owners are third parties independent from Panva and Enerchina and their respective connected persons. To the best of the knowledge, information and belief of the directors of HKCG, having made all reasonable enquiries, Panva and Enerchina and their respective ultimate beneficial owners are third parties independent from HKCG and its connected persons.

A circular containing, inter alia, further information on the Acquisition, the Whitewash Waiver, the Consideration Share Issue, the recommendation of the Independent Board Committee and a letter of advice from the Independent Financial Advisor in relation to the Whitewash Waiver and the notice convening the Panva EGM will be despatched to the Panva Shareholders as soon as practicable.

A circular containing, among other things, details of the Acquisition and the Consideration Share Issue and the notice convening the Enerchina SGM will be despatched to the Enerchina Shareholders as soon as practicable.

HKCG has appointed Morgan Stanley as its financial adviser in connection with the Acquisition.

Warning: Completion of the Agreement is subject to the fulfillment of the Conditions and the Acquisition and the Consideration Share Issue may or may not proceed. Accordingly, the issue of this announcement does not in any way imply that the Acquisition and the Consideration Share Issue will be completed. Shareholders of Panva, Enerchina and HKCG and investors should exercise caution when dealing in the shares of Panva, Enerchina and HKCG.

THE ACQUISITION

On 4 December 2006, Panva entered into the Agreement with HK&CG (China) and HKCG pursuant to which Panva has conditionally agreed to purchase from HK&CG (China) the Sale Shares and to purchase and take assignment of the Shareholder Loans subject to the terms and conditions of the Agreement. HKCG, being the holding company of HK&CG (China), has agreed to guarantee the performance of HK&CG (China) of its obligations under the Agreement.

Set out below is a summary of the principal terms of the Agreement:

Date: 4 December 2006

Parties:

(1) Panva (as the purchaser)

(2) HK&CG (China) (as the vendor)

(3) HKCG (as the vendor's guarantor)

Panva was incorporated in the Cayman Islands and its principal activities are the sale and distribution of LP Gas and natural gas in the PRC, including the sale of LP Gas in bulk and in cylinders, the provision of piped gas and natural gas, construction of gas pipelines, the operation of city gas pipeline network, the operation of gas fuel automobile refilling stations, and the sale of LP Gas and natural gas household appliances.

HK&CG (China) was incorporated in BVI and is an investment holding company. HK&CG (China) holds the entire issued capital of the Target Companies which in turn hold, collectively, 27% to 100% equity interest in 10 PRC companies. These PRC companies are engaged in the operation of piped gas assets and related business in the PRC.

HKCG was incorporated in Hong Kong with limited liability. It is principally engaged in the production, distribution and marketing of gas and related activities in Hong Kong and the PRC. HKCG is held as to approximately 38.47% by Henderson Investment Limited, a company incorporated in Hong Kong with limited liability which shares are listed on the Stock Exchange (Stock code: 0097), which in turn is owned as to approximately 67.94% by Henderson Land Development Company Limited, a company incorporated in Hong Kong with limited liability which shares are listed on the Stock Exchange (Stock code: 0012).

There is no prior equity relationship or transaction between HK&CG (China) or HKCG with each of Panva, Enerchina or Sinolink before the entering into of the Acquisition.

To the best of the knowledge, information and belief of the directors of Panva and Enerchina having made all reasonable enquiries, HK&CG (China) and HKCG and their respective ultimate beneficial owners are third parties independent from Panva and Enerchina and their respective connected persons.

To the best of the knowledge, information and belief of the directors of HKCG, having made all reasonable enquiries, Panva and Enerchina and their respective ultimate beneficial owners are third parties independent from HKCG and its connected persons.

Subject matter: The subject of the Acquisition are:

(1) The Sale Shares

The entire issued share capital of each of the Target Companies, which hold, collectively, equity interests varying from 27% to 100% in 10 PRC companies. These PRC companies operate in various cities in the PRC including Qingdao, Zibo, Longkou, Weifang, Weihai, Taian, Maanshan and Anqing. They are all engaged in the operation of piped gas assets and related business in the PRC.

(2) The Shareholder Loans

The outstanding loans due from the Target Companies to HK&CG (China) or its associates as at Completion, being approximately HK$568,093,080, together with all interest accrued thereon, if any. The Shareholder Loans will be assigned to Panva upon Completion such that Panva will become the beneficiary to whom these loans will be repaid.

Consideration: The consideration of the Acquisition is calculated by reference to the final valuation of the Target Companies, which the parties have agreed to be HK$3,230,771,027.

The consideration of the Acquisition will be satisfied by the allotment and issue by Panva of the Consideration Shares to HK&CG (China). Such Consideration Shares will be issued at a unit price of HK$4.18 per Share. Based on the issued share capital of Panva of 944,669,891 Shares as at the date of this announcement, the Consideration Shares represents approximately 81.82% of the existing issued share capital of Panva and represents 45% of the issued share capital of Panva as at the date of the Agreement as enlarged by the issue of the Consideration Shares. There is no lockup arrangement regarding the trading of the Consideration Shares.

The closing price of the Shares as quoted on the Stock Exchange on 30 November 2006, being the last trading day in respect of the Shares immediately prior to the date of this announcement was HK$3.96 per Share ("Last Closing Price"). The issue price of the Consideration Shares, being HK$4.18 per Share, represents a premium of approximately 5.56% over the Last Closing Price, and a premium of approximately 11.82% and a premium of approximately 12.70% over the average closing price of the Shares as quoted on the Stock Exchange for the last five and ten consecutive trading days in respect of the Shares immediately prior to and including the last trading day prior to the date of this Announcement, respectively.

The consideration of the Acquisition has been determined after arm's length negotiations among parties, taking into account the following factors:

(a) the future prospects of the Target Companies, including the expected profit-generating capability of these companies;

(b) the price to book ratios of other piped gas companies;

(c) the operational synergies anticipated to be achieved through the Acquisition;

(d) the expected improvement of Panva's market and competitive position as a result the Acquisition; and

(e) the prospective benefits associated with HKCG's shareholding in Panva including the sharing of piped gas expertise and managerial support.

The Consideration Shares will rank pari passu in all respects with the Shares in issue as at the Completion Date. Panva will apply to the Stock Exchange for the listing of and permission to deal in the Consideration Shares.

Conditions Precedent: Completion of the Agreement is conditional upon the satisfaction of the following Conditions on or before the Long Stop Date:

(a) the passing by the Panva Shareholders of the resolutions approving the purchase of the Sale Shares, the taking of assignment of the Shareholder Loans and the Consideration Share Issue in accordance with the Agreement and the relevant requirements of the Listing Rules;

(b) the passing by the Independent Shareholders of the resolution approving the Whitewash Waiver in accordance with the relevant requirements of the Takeovers Code;

(c) the passing by the Enerchina Shareholders of the resolution approving the purchase of the Sale Shares, the taking of assignment of the Shareholder Loans by Panva and the Consideration Share Issue in accordance with the requirements of the Listing Rules;

(d) the listing of and permission to deal in the Consideration Shares on the Main Board of the Stock Exchange having been granted by the Stock Exchange with or without conditions;

(e) no relevant government, governmental, quasi-governmental, statutory or regulatory body, court or agency having granted any order or made any decision that restrict or prohibit the implementation of the transactions contemplated in the Agreement;

(f) the SFC granting the Whitewash Waiver;

(g) the warranties given by HK&CG (China) under the Agreement remaining true and not misleading in all material respects at Completion; and

(h) the warranties given by Panva under the Agreement remaining true and not misleading in all material respects at Completion.

HK&CG (China) and HKCG shall provide all reasonable assistance to Panva with respect to the performance of its obligations to fulfil the Conditions (a) to (d) above by no later than the Long Stop Date.

Neither Panva nor HK&CG (China) has the right to waive any of the Conditions (a) to (f). Panva may waive Conditions (g) at its discretion and HK&CG (China) may waive Condition (h) at its discretion.

Completion: Panva shall not be obliged to complete the purchase of and HK&CG (China) shall not be obliged to complete the sale of any of the Sale Shares and the Shareholder Loans unless the sale and purchase of all the Sale Shares and the Shareholder Loans are completed simultaneously.

The Agreement shall be completed on the Completion Date.

If any of the Conditions is not satisfied on or before the Long Stop Date, the Agreement shall terminate (save and except otherwise stated in the Agreement) and no party shall have any claim against the others except in respect of any antecedent breach of the terms of the Agreement.

Guarantee: HKCG entered into the Agreement to guarantee the performance by HK&CG (China) of its obligations under the Agreement.

SHAREHOLDING STRUCTURE OF PANVA

The diagrams below illustrate the simplified corporate structure of Panva as at the date of this announcement and immediately after the Acquisition.

Corporate structure of Panva as at the date of this announcement:


APPL
Enerchina
0.5%
100%
100%
Kenson
Supreme All
Value Partners Limited
Public
42.5%
17.9%
10.7%
28.4%
60.4%
Panva
Existing Business

Note: The figures in the above corporate structure graph have been rounded to one decimal place.

Simplified corporate structure of HKCG as at the date of this announcement:


HKCG
100%
Other business
HK&CG (China)
100%
100%
100%
100%
100%
100%
100%
100%
Target 1
Target 2
Target 3
Target 4
Target 5
Target 6
Target 7
Target 8
90%
60%
100%
50%
50%
Qingdao Zhongji Hong Kong and China Gas Co Ltd
Qingdao Dong Yi Hong Kong and China Gas Co Ltd
Longkou Hong Kong and China Gas Co Ltd
Weihai Hong Kong and China Gas Co Ltd
Maanshan Hong Kong and China Gas Co Ltd
Other business
50%
27%
50%
50%
50%
Zibo Hong Kong and China Gas Co Ltd
Zibo Lubo Gas Company Limited
Weifang Hong Kong and China Gas Co Ltd
Taian Taishan Hong Kong and China Gas Co Ltd
Anqing Hong Kong and China Gas Co Ltd

Corporate structure of Panva immediately after Completion:



Enerchina
HK&CG (China)
Public
45%
25% (Note 2)
100%
100%
Kenson
Supreme All
30% (Note 1)
Panva
100%
100%
100%
100%
100%
100%
100%
100%
Existing business
Target 1
Target 2
Target 3
Target 4
Target 5
Target 6
Target 7
Target 8
90%
60%
100%
50%
50%
Qingdao Zhongji Hong Kong and China Gas Co Ltd
Qingdao Dong Yi Hong Kong and China Gas Co Ltd
Longkou Hong Kong and China Gas Co Ltd
Weihai Hong Kong and China Gas Co Ltd
Maanshan Hong Kong and China Gas Co Ltd
50%
27%
50%
50%
50%
Zibo Hong Kong and China Gas Co Ltd.
Zibo Lubo Gas Company Limited
Weifang Hong Kong and China Gas Co Ltd
Taian Taishan Hong Kong and China Gas Co Ltd
Anqing Hong Kong and China Gas Co Ltd

Notes:

1. 9.87% interest and 20.13% interest of which will be held by Supreme All and Kenson, respectively (assuming that Kenson has placed down 3.23% interest in Panva as a result of Enerchina's undertaking to the Stock Exchange to maintain the public float of Panva) on or before Completion.

2. It assumes that 0.30% interest (being the entire interest of APPL in Panva immediately after the Consideration Share Issue) and 3.23% interest in Panva have been placed down by APPL and Kenson, respectively on or before Completion (as a result of the respective undertakings of APPL and Enerchina to the Stock Exchange to maintain the public float of Panva) and the 100,906,538 Shares currently held by Value Partners Limited will have been proportionately diluted upon Completion as a result of the Consideration Share Issue.

The following table illustrates the shareholdings of Panva before and immediately after the Acquisition and the Consideration Share Issue:

	Before the Acquisition and the Consideration Share Issue		**Immediately after the Acquisition and the Consideration Share Issue**	
	Number of Shares held as at the date of the announcement	*share capital as at the date of the announcement* %	*Number of Shares held*	*share capital as enlarged by the Consideration Share Issue* %
Kenson	401,233,462	42.47	345,782,961 *(Note 1)*	20.13 *(Note 1)*
Supreme All	169,491,525	17.94	169,491,525	9.87
APPL	5,081,600	0.54	0 *(Note 2)*	0 *(Note 2)*
HK&CG (China)	0	0	772,911,729	45.00
Value Partners Limited	100,906,538	10.68	100,906,538 *(Note 3)*	5.87 *(Note 3)*
Public shareholders	267,956,766	28.37	328,488,867 *(Note 4)*	19.13 *(Note 4)*
Total number of Shares	**944,669,891**	**100.00%**	**1,717,581,620**	**100.00%**

Note 1: It assumes that Kenson has placed down 3.23% interest in Panva (as a result of Enerchina's undertaking to the Stock Exchange to maintain the public float of Panva) on or before Completion.

Note 2: It assumes that APPL has placed down its 0.30% interest in Panva (as a result of APPL's undertaking to the Stock Exchange to maintain the public float of Panva) on or before Completion.

Note 3: As at the date of this announcement, Value Partners Limited is a substantial shareholder (as defined under the Listing Rules) of Panva and its shareholding in Panva is therefore not regarded as being held in public hands. Such shareholding, however, will have been proportionately diluted upon Completion as a result of the Consideration Share Issue and will accordingly be qualified as part of the public float.

Note 4: The number excludes the Shares held by Value Partners Limited and assuming that 0.30% interest and 3.23% interest in Panva have been placed down by APPL and Kenson respectively on or before Completion.

INFORMATION ON THE TARGET COMPANIES

The Target Companies are private companies incorporated in BVI and are wholly-owned subsidiaries of HK&CG (China). The Target Companies hold, collectively, equity interests varying from 27% to 100% in 10 PRC companies. These PRC companies operate in various cities in the PRC including Qingdao, Zibo, Longkou, Weifang, Weihai, Taian, Maanshan and Anqing, which are all engaged in the operation of piped gas assets and related business in the PRC.

Rules 14.58(6) and 14.58(7) of the Listing Rules, respectively requires disclosure of the asset value of, and the net profits attributed to, the Target Companies in this announcement. In connection to these requirements, an application for waiver was made by Panva, Enerchina and HKCG to the Stock Exchange for excluding such information from this announcement (the "**Relevant Waiver**"). Such application was made for reasons that (1) if the figures for the net asset value of, and net profits attributable to, the Target Companies are unaudited and unpublished figures (which is the only available form as at the date of this announcement) and are disclosed in this announcement, they will constitute profit forecasts within the meaning of Rule 10 of the Takeovers Code, and as such would need to be reported on by an auditor or financial adviser; and (2) it would be burdensome on Panva, Enerchina and HKCG to withhold this announcement until the report is available.

Rule 14.60(3)(a) of the Listing Rules requires disclosure of the gain or loss expected to accrue to HKCG arising from the Acquisition and the Consideration Share Issue and the basis for calculating the gain or loss. In connection to this requirement, an application for waiver was made by HKCG to the Stock Exchange for excluding such information from this announcement (the "**HKCG Waiver**"). Such application was made for reasons that (1) if the gain or loss is calculated based on unaudited and unpublished financial information of the Target Companies (which is the only available form as at the date of this announcement) and are disclosed in this announcement, it will constitute profit forecasts within the meaning of Rule 10 of the Takeovers Code, and as such will need to be reported on by an auditor or financial adviser; and (2) it would be burdensome on HKCG to withhold this announcement until the report is available.

The Stock Exchange has granted the Relevant Waiver to Panva and Enerchina, respectively subject to the conditions that a further announcement containing the value of the assets of, and the net profits attributed to, the Target Companies as referred to in Rules 14.58(6) and 14.58(7) of the Listing Rules will be made at the time of the despatch of the circulars by Panva and Enerchina in relation to the Acquisition; and that the financial information on the Target Companies referred to in Rules 14.58(6) and (7) of the Listing Rules will be included in the circulars for Panva and Enerchina. As a condition to the Relevant Waiver, the respective directors of each of Panva and Enerchina hereby confirm their view that the information contained in this announcement, taking into account the exclusion of the financial information on the Target Companies referred to in Rules 14.58(6) and (7) of the Listing Rules, remains accurate and complete in all material aspects and is not misleading or deceptive in accordance with Rule 2.13(2) of the Listing Rules.

The Stock Exchange has granted the Relevant Waiver and the HKCG Waiver to HKCG subject to the conditions that a further announcement, containing the value of the assets of, and the net profits attributed to, the Target Companies as referred to in Rules 14.58(6) and 14.58(7) of the Listing Rules (as a condition of the Relevant Waiver) and the gain or loss expected to accrue to HKCG arising from the Acquisition and the Consideration Share Issue as referred to in Rules 14.60(3) of the Listing Rules (as a condition of the HKCG Waiver) will be made at the time of the despatch of the circular of HKCG; and that the circular of HKCG will contain information on the gain or loss expected to accrue to HKCG arising from the Acquisition and the Consideration Share Issue in accordance with Rule 14.60(3)(a) of the Listing Rules, which will be calculated based on the then available audited financial information of the Target Companies and the financial information on the Target Companies referred to in Rules 14.58(6) and (7) of the Listing Rules. As a condition to the Relevant Waiver and the HKCG Waiver, the directors of HKCG hereby confirm their view that the non-disclosure of financial information referred to in Rules 14.58(6) and (7) and Rule 14.60(3)(a) of the Listing Rules would not render this announcement misleading or deceptive and all other information contained in this announcement remain accurate and complete in all material respects in accordance with Rule 2.13(2) of the Listing Rules.

As at Completion, Shareholder Loans in the aggregate amount of approximately HK$568,093,080 will be due and owing from the Target Companies to HK&CG (China). Of such Shareholder Loans, approximately HK$476.7 million are non-interest bearing and approximately HK$91.4 million are interest bearing, with interest rates ranging from 4.25% per annum to 5.86% per annum. The maturity schedule of the Shareholder Loans is set out below:

Maturity	**Approximate Amount** *(Note) (HK$)*
No definite repayment term	352,329,746
By December 2007	38,908,000
2008 to 2010	52,444,093
2011 to 2016	124,411,241
	568,093,080

Note: For purpose of illustration in this announcement only, the amount has been converted to HK$ based on the currency conversion rate of US$1.00 = HK$7.7816 and HK$1 = RMB1.0106. No representation is made that any amounts in RMB, US$ or HK$ could have been converted at such rate or any other rates.

After Completion, those PRC companies in which the Target Companies have more than 50% equity interests (Qingdao Zhongji Hong Kong and China Gas Co. Ltd., Qingdao Dong Yi Hong Kong and China Gas Co. Ltd. and Longkou Hong Kong and China Gas Co. Ltd.) will be treated as subsidiaries and their results will be consolidated by purchase method of accounting into the accounts of Panva. Those PRC companies in which the Target Companies have no more than 50% equity interests will be treated as either associated company (Zibo Lubo Gas Company Limited) or jointly controlled entities (Zibo Hong Kong and China Gas Co. Ltd., Weihai Hong Kong and China Gas Co. Ltd., Weifang Hong Kong and China Gas Co. Ltd., Taian Taishan Hong Kong and China Gas Co. Ltd., Maanshan Hong Kong and China Gas Co. Ltd. and Anqing Hong Kong and China Gas Co. Ltd.) and their results will be equity accounted for in the books of Panva.

After Completion, Panva will be treated as an associated company of HKCG and the results of Panva will be accounted for by equity method of accounting.

As at the Latest Practicable Date, the issued share capital of HKCG is HK$1,377,189,997 divided into 5,508,759,988 shares of HK$0.25 each.

INFORMATION ON PANVA

The aggregate audited consolidated net profit before and after taxation and extraordinary items of Panva were approximately HK$332 million and HK$312 million, respectively for the financial year ended 31 December 2004.

The aggregate audited consolidated net profit before and after taxation and extraordinary items of Panva were approximately HK$241 million, and HK$206 million, respectively for the financial year ended 31 December 2005.

The aggregate audited consolidated net assets value of Panva as at 31 December 2005 were approximately HK$2,032 million.

The aggregate unaudited consolidated net loss before and after taxation and extraordinary items of Panva were approximately HK$184 million and HK$191 million, respectively for six months ended 30 June 2006.

The aggregate unaudited consolidated net assets value of Panva as at 30 June 2006 were approximately HK$1,910 million.

The above audited and unaudited financial information of Panva are prepared in accordance with the Hong Kong Financial Reporting Standards issued by the Hong Kong Institute of Certified Public Accountants.

As at the date of this announcement, the issued share capital of Panva is HK$94,466,989, divided into 944,669,891 Shares. In addition, there are (i) outstanding options granted under the share option schemes of Panva which would entitle the holders thereof to subscribe for an aggregate of 41,450,000 Shares representing approximately 4.39% of existing issued share capital of Panva as at the date of this announcement; and (ii) convertible bonds in the outstanding principal amount of US$47,725,000 which are convertible into a maximum of 97,851,115 Shares based on the conversion price as at the date of this announcement.

After Completion, Panva will be treated as an associated company of Enerchina and the results of Panva will be equity accounted for in the books of Enerchina.

INFORMATION ON ENERCHINA

The aggregate audited consolidated net profit before and after taxation and extraordinary items of Enerchina were approximately HK$131 million and HK$131 million, respectively for the financial year ended 31 December 2004.

The aggregate audited consolidated net profit before and after taxation and extraordinary items of Enerchina were approximately HK$319 million, and HK$285 million, respectively for the financial year ended 31 December 2005.

The aggregate audited consolidated net assets value of Enerchina as at 31 December 2005 were approximately HK$4,757million.

The aggregate unaudited consolidated net loss before and after taxation and extraordinary items of Enerchina were approximately HK$138 million and HK$145 million, respectively for six months ended 30 June 2006.

The aggregate unaudited consolidated net assets value of Enerchina as at 30 June 2006 were approximately HK$4,637 million.

The above audited and unaudited financial information of Enerchina are prepared in accordance with the Hong Kong Financial Reporting Standards issued by the Hong Kong Institute of Certified Public Accountants.

There will not be any changes in the board of directors or senior management member of Enerchina as a result of the Acquisition.

REASONS FOR AND BENEFITS OF THE ACQUISITION

The Acquisition represents an opportunity to further strengthen the position of Panva as a leading operator of piped gas businesses in the PRC. After the Acquisition, Panva will have a robust portfolio of 35 piped gas projects in 32 cities serving over 1.7 million users in the PRC with combined piped gas sales volume of 367 million cubic metres in the first half of 2006. The addition of HKCG's eight projects in the Shandong province and two projects in the Anhui province will create a super-regional footprint across Northeast and East China for Panva. Panva will be able to extend its presence across the near contiguous provinces of Heilongjiang, Jilin, Liaoning, Shandong, Anhui and Jiangsu in addition to Panva's significant operations in the Sichuan province.

With HKCG as a significant shareholder in Panva upon Completion, Panva will stand to benefit from HKCG's over 140 years of experience in the utilities sector. HKCG's operational expertise and considerable financial resources will enable Panva to focus on operational improvements, in areas such as project management, engineering, marketing, customer service and safety. HKCG will also provide managerial support at the corporate and regional management levels, including support for Panva's efforts to enhance internal controls and risk management. The parties also believe that the Acquisition will potentially create operational synergies for both the Panva Group and the Target Companies. Operational synergies, such as the centralization of capital expenditure management and leverage with vendors, suppliers and service providers could be significant for projects located in areas with overlapping operations.

The Acquisition also represents a significant milestone in achieving HKCG's goal of becoming the premier piped gas operator in Asia and will allow HKCG to gain exposure to Panva's valuable network of gas projects across the PRC. On a combined basis, HKCG and Panva will have 60 projects spanning 55 cities and 12 provinces across the PRC. HKCG believes that the combination of its piped gas operations and its 45% interest in Panva will improve its ability to capitalize on the rapid development of piped gas infrastructure in the PRC.

It is the intention of HKCG to promote Panva as a leading piped gas operator in the PRC. HKCG intends to support Panva as an acquisition platform for future piped gas projects in the PRC. HKCG and Panva intend to coordinate on future acquisitions and evaluate the most appropriate acquisition platform on a by-project basis. Factors to be considered will include, among others, the ability to extract operational synergies with existing operations, legal requirements of the project, familiarity with the local business environment and scale of the investment. HKCG and Panva's cooperation may also include the possibility of jointly pursuing piped gas project acquisitions. No particular piped gas project has been identified by the parties for future acquisition as at the date of this announcement.

The increased market reach and assets base, synergies and experience and expertise of HKCG brought about by the Acquisition are expected to strengthen the business of Panva. The directors of Enerchina believe that the Acquisition will enhance the shareholders' value and maximize the return to shareholders of Panva, thereby allowing Enerchina to reap all these benefits in its capacity as a shareholder of Panva.

The respective directors of Enerchina and Panva believe the terms of the Agreement are fair and reasonable and in the interests of their respective shareholders as a whole and has been entered into on normal commercial terms after arm's length negotiations between the parties.

The directors (including the independent non-executive directors) of HKCG believe that the Agreement is entered into on normal commercial terms and the terms of the Agreement are fair and reasonable based on the factors set out in the column headed "Consideration" in the section headed "The Acquisition" above as well as the financial figures of the Target Companies referred to in Rules 14.58(6), 14.58(7) and the information referred to in Rule 14.60(3)(a) of the Listing Rules and are in the interests of the HKCG Group and HKCG's shareholders as a whole.

PROPOSED CHANGE OF BOARD COMPOSITION OF PANVA

Upon Completion, HK&CG (China) will appoint 4 persons, namely, Mr. Chan Wing Kin, Alfred, Mr. Kwan Yuk Choi, James, Mr. Ho Hon Ming, John and Mr. Wong Wai Yee, Peter to the board of directors of Panva as executive directors of Panva, while Enerchina will cause 3 executive directors (namely, Mr. Tang, Mr. Li Fujun and Mr. Zhang Keyu) to resign from the board of directors of Panva. Accordingly, the board of Directors of Panva will have 11 members upon Completion, comprising 7 executive directors, 1 non-executive director and 3 independent non-executive directors. Mr. Ou will resign as Chairman of Panva and HK&CG (China) will appoint Mr. Chan Wing Kin, Alfred as Chairman of Panva upon Completion.

Notwithstanding that Mr. Chan Wing Kin, Alfred ("Mr. Chan") and Mr. Kwan Yuk Choi, James ("Mr. Kwan") are also directors of HKCG, they will have sufficient time also act as the executive directors of Panva after Completion. Mr. Chan and Mr. Kwan will likely be less involved in the day-to-day management of Panva after they are appointed to the board of Panva but will be involved in major decision making processes and will continue to perform and discharge their duties as directors of Panva, while the other two executive directors appointed by HK & CG (China) to the board of Panva, namely, Mr. Ho Hon Ming, John and Mr. Wong Wai Yee, Peter will take on more management responsibilities of Panva. It is therefore expected that there should not be any conflict for Mr. Chan and Mr. Kwan in the discharge of their duties as the respective directors of HKCG and Panva. Mr. Chan and Mr. Kwan will comply with applicable provisions of the Listing Rules and the constitutional documents of HKCG and Panva in case any conflict exists in the discharge of their duties as directors of both companies.

Other than the change in the board composition of Panva set out above, there will not be any other changes in the senior management member of Panva as a result of the Acquisition.

MAJOR TRANSACTION AND VERY SUBSTANTIAL ACQUISITION

The Acquisition constitutes a major transaction of Panva under Rule 14.08 of the Listing Rules and is subject to the approval of Panva Shareholders. In addition, under Rule 13.36 of the Listing Rules, the Consideration Share Issue will require approval of the Panva Shareholders. In this connection, Enerchina, being in control of approximately 60.42% of the issued share capital of Panva as at the date of this announcement, has undertaken to HKCG and HK&CG (China) that, subject to the necessary approval of Enerchina Shareholders in the Enerchina SGM being obtained and unless otherwise precluded from voting under the Listing Rules or the Takeovers Code or by the Stock Exchange or by the SFC, it shall vote or shall procure that its associates shall vote in favour of the resolutions proposed for approving the Acquisition, the Consideration Share Issue and the Whitewash Waiver at the Panva EGM. The SFC has indicated that APPL, Kenson, Supreme All and Enerchina should abstain from voting in respect of the resolution to approve the Whitewash Waiver at the Panva EGM, on the basis that they may not be regarded as sufficiently independent for the purpose of the Takeovers Code.

The Acquisition also constitutes a very substantial acquisition of Enerchina under Rule 14.08 of the Listing Rules and is therefore subject to approval of the Enerchina Shareholders under Rule 14.49 of the Listing Rules. In this connection, Enerchina has received an undertaking dated 4 December 2006 from Sinolink and APPL pursuant to which Sinolink and APPL have agreed that, unless otherwise precluded from voting under the Listing Rules or by the Stock Exchange, they shall vote in favour of the resolutions to be proposed at the Enerchina SGM for approving the Acquisition. Sinolink and APPL collectively control over 50% of the issued share capital of Enerchina as at the date of this announcement.

As none of Enerchina, Mr.Ou, Mr. Tang, APPL or their respective associates has any material interest in the transaction pursuant to Rules 2.15 and 2.16 of the Listing Rules, none of them will be required to abstain from voting at the Panva EGM under the Listing Rules. For the same reason, none of Sinolink, APPL, Mr. Ou or their respective associates will be required to abstain from voting at the Enerchina SGM.

VERY SUBSTANTIAL DISPOSAL (DEEMED DISPOSAL)

Enerchina is currently the controlling shareholder of Panva and is principally engaged in the electricity generation and sale of electricity, and through Panva the sales and distribution of LP Gas and piped gas, and gas pipelines construction.

As at the date of this announcement, Enerchina holds an aggregate of approximately 60.42% of the issued share capital of Panva, of which approximately 42.48% is beneficially held through Kenson and approximately 17.94% is beneficially held through Supreme All. Both Kenson and Supreme All are wholly-owned subsidiaries of Enerchina.

Upon Completion, the aggregate shareholding of Enerchina in Panva is expected to be diluted from approximately 60.42% to approximately 33.23% (before taking into account the effect of any obligation on Enerchina to place down its Shares in order to maintain the public float of Panva, as referred to below). Under Rule 14.29 of the Listing Rules, the allotment and issue of the Consideration Shares will be regarded as a deemed disposal of Panva by Enerchina whereupon Panva will cease to be a subsidiary of Enerchina. The Consideration Share Issue constitutes a very substantial disposal for Enerchina and is therefore subject to the approval of the Enerchina Shareholders under Rule 14.49 of the Listing Rules.

In this connection, Enerchina has received an undertaking dated 4 December 2006 from Sinolink and APPL pursuant to which Sinolink and APPL have agreed that, unless otherwise precluded from voting under the Listing Rules or by the Stock Exchange, they shall vote in favour of the resolutions to be proposed at the Enerchina SGM for approving the Consideration Share Issue. Sinolink and APPL collectively control over 50% of the issued share capital of Enerchina as at the date of this announcement.

Since none of Sinolink, APPL, Mr. Ou or their respective associates has any material interest in the transaction pursuant to Rules 2.15 and 2.16 of the Listing Rules, none of them will be required to abstain from voting at the Enerchina SGM under the Listing Rules.

IMPACT OF THE DEEMED DISPOSAL ON ENERCHINA

Upon Completion, Panva will cease to be a subsidiary and will become an associated company of Enerchina.

Enerchina will record a gain on the deemed disposal of Panva of approximately HK$20 million by reference to the carrying amount of Panva in the unaudited statement of interim results of Enerchina as at 30 June 2006 and assuming that the Consideration Share Issue was completed on the date of this announcement. The deemed disposal is not expected to create any adverse financial impact on Enerchina upon Completion.

The actual profit or loss for Enerchina resulting from the deemed disposal will be determined at Completion Date and the amount may be different from that as shown above. Further announcement will be made by Enerchina if there is any major change in the actual profit or loss on the deemed disposal.

DISCLOSEABLE TRANSACTION

The transactions under the Agreement constitute a discloseable transaction for HKCG and is subject to the announcement and reporting requirements but will be exempted from the shareholders' approval requirements under the Listing Rules.

WHITEWASH WAIVER APPLICATION

HK&CG (China) will acquire the Consideration Shares upon Completion. An obligation on the part of HK&CG (China) and parties acting in concert with it to make a mandatory general offer for all the securities of Panva not already owned by HK&CG (China) and parties acting in concert with it will accordingly arise under Rule 26 of the Takeovers Code. In this regard, an application will be made by HK&CG (China) to the Executive for the Whitewash Waiver pursuant to Note 1 of the Notes on Dispensations from Rule 26 of the Takeovers Code. The Whitewash Waiver, if granted by the Executive, would be subject to, among other things, the approval of the Independent Shareholders at the Panva EGM by way of poll. The SFC has indicated that APPL, Kenson, Supreme All and Enerchina should abstain from voting in respect of the resolution to approve the Whitewash Waiver at the Panva EGM on the basis that they may not be regarded as sufficiently independent for the purpose of the Takeovers Code.

None of HK&CG (China) and persons acting in concert with it has acquired voting rights in Panva in the 6 months prior to the date of this announcement, other than acquisitions by Morgan Stanley and persons controlling, controlled by or under the same control of Morgan Stanley of voting rights in Panva which the SFC has ruled do not constitute disqualifying transactions under the Takeovers Code.

Save as set out in the table below, as at the Latest Practicable Date, none of HK&CG (China) or any persons acting in concert with it owns or has control or direction over any voting rights in any Shares or any convertible securities, warrants or options in respect of the Shares, or any outstanding derivative in respect of any securities in Panva; nor is there any arrangement (whether by way of option, indemnity or otherwise) in relation to the Shares or shares of HK&CG (China) and which might be material to the transactions contemplated under the Agreement, or any agreements or arrangements to which HK&CG (China) is a party which relate to the circumstances in which it may or may not invoke or seek to invoke a pre-condition or a condition to the transactions contemplated under the Agreement.

Name	Description	Number of Shares to be issued if fully converted	Conversion period
Morgan Stanley & Co. International Limited	Convertible bonds	13,378,282 *(see Note)*	7 June 2003 – 9 April 2008

Note: The number of Shares is calculated using a conversion price of HK$3.8043 per Share as disclosed in Panva's interim report dated 26 September 2006 and a rate of exchange on conversion of HK$7.80 to US$1.00.

PUBLIC FLOAT

Each of APPL and Enerchina has undertaken to the Stock Exchange that it will (and in the case of Enerchina, it shall also procure that its wholly-owned subsidiaries will) only place down the Shares held by it, and only to independent third parties, on or before Completion solely for the purpose of maintaining the public float of Panva (if necessary), provided that Enerchina will remain a controlling shareholder of Panva up to and including 7 December 2006 (being the last day on which Enerchina is subject to the undertaking it has given to the Stock Exchange pursuant to Rule 10.07(1)(b) of the Listing Rules in connection with the migration of Panva's listing to the Main Board of the Stock Exchange in 2005). At Completion, Panva will be able to meet the public float requirement as stipulated in the Listing Rules.

As required by Rule 10.7(1)(b) of the Listing Rules, none of Kenson, Supreme All or Enerchina has disposed or will dispose of, or has entered into any agreement to dispose of or otherwise create any options, rights, interests or encumbrances in respect of, any Shares held by them which has caused, or would cause, Enerchina to cease to be a controlling shareholder of Panva during the period from 8 June to 7 December 2006.

SUSPENSION AND RESUMPTION OF TRADING

At the requests of Panva and Enerchina, trading in the respective shares of Panva and Enerchina on the Stock Exchange were suspended with effect from 9:30 a.m. on 1 December 2006 pending the release of this announcement.

Both Panva and Enerchina have applied to the Stock Exchange for the resumption of trading in their respective shares from 9:30 a.m. on 5 December 2006.

GENERAL

Completion of the Agreement is subject to the fulfillment of the Conditions and the Acquisition and the Consideration Share Issue may or may not be completed. Accordingly, the issue of this announcement does not in any way imply that the Acquisition and the Consideration Share Issue will be completed. Shareholders of Panva, Enerchina and HKCG and investors should exercise caution when dealing in the shares of Panva, Enerchina and HKCG.

The Acquisition constitutes a major transaction of Panva and a very substantial acquisition of Enerchina and the Consideration Share Issue constitutes a very substantial disposal of Enerchina under the Listing Rules. In addition, under Rule 13.36 of the Listing Rules, the Consideration Share Issue will require the approval of the Panva Shareholders. Accordingly, the Acquisition and the Consideration Share Issue are subject to the respective approval of the Panva Shareholders and the Enerchina Shareholders.

To the best of the knowledge, information and belief of the directors of Panva, none of the Panva Shareholders has a material interest in the Acquisition or Consideration Share Issue which require such shareholder to abstain from voting at the Panva EGM in respect of the resolutions for approving the Acquisition and the Consideration Share Issue.

To the best of the knowledge, information and belief of the directors of Enerchina, none of the Enerchina Shareholders has a material interest in the Acquisition or the Consideration Share Issue which require such shareholder to abstain from voting at the Enerchina SGM in respect of the resolutions for the approving the Acquisition and the Consideration Share Issue.

The Independent Board Committee comprising independent non-executive directors of Panva has been established to advise the Independent Shareholders in respect of the Whitewash Waiver.

An independent financial adviser (the "**Independent Financial Adviser**") will be appointed by Panva to advise the Independent Board Committee in such regard. The appointment of the Independent Financial Adviser will be subject to the approval of the Independent Board Committee. Further announcement will be made by Panva when the Independent Financial Adviser has been appointed.

Panva will make an application to the Stock Exchange for the listing of and permission to deal in the Consideration Shares.

A circular containing, inter alia, further information on the Acquisition, the Consideration Share Issue, the Whitewash Waiver, the recommendation of the Independent Board Committee, a letter of advice from the Independent Financial Adviser in respect of the Whitewash Waiver, the accountants' report of the Target Companies, the financial information on the Target Companies as required under Rules 14.58(6) and (7) of the Listing Rules and a notice convening the Panva EGM will be despatched to the Panva Shareholders as soon as practicable and in accordance with the requirements of the Takeovers Code.

A circular containing, among other things, details of the Acquisition, the Consideration Share Issue, the accountants' report of the Target Companies and the notice convening the Enerchina SGM will be despatched to the Enerchina Shareholders as soon as practicable.

HKCG has appointed Morgan Stanley as its financial adviser in connection with the Acquisition.

A circular containing, among other things, details of the Acquisition, as well as the information as required under Rules 14.58(6) and (7) and Rule 14.60(3) of the Listing Rules will be despatched to the shareholders of HKCG as soon as practicable.

"Acquisition"	the acquisition by Panva of the Sale Shares and the taking of the assignment of the Shareholder Loans in consideration of the Consideration Share Issue and subject to other terms and conditions of the Agreement
"Agreement"	the Sale and Purchase Agreement dated 4 December 2006 between Panva, HK&CG (China) and HKCG in relation to the Acquisition
"APPL"	Asia Pacific Promotion Limited, a company incorporated in BVI and which is wholly-owned by Mr. Ou
"BVI"	the British Virgin Islands
"Completion"	the completion of the Acquisition in accordance with the terms of the Agreement
"Completion Date"	the date on which Completion shall take place, being the second business day after the date on which the last of the Conditions is fulfilled or waived
"Conditions"	conditions precedent to Completion as set out in the Agreement
"Consideration Shares"	772,911,729 Shares, representing 45% of the share capital of Panva as at the date of the Agreement as enlarged by the issue of the Consideration Shares
"Consideration Share Issue"	the allotment and issue of the Consideration Shares to HK&CG (China) as consideration of the Acquisition
"Enerchina"	Enerchina Holdings Limited, a company incorporated in Bermuda with limited liability, the shares of which are listed on the Main Board of the Stock Exchange (Stock Code: 622)
"Enerchina SGM"	a special general meeting of Enerchina to be convened for the Enerchina Shareholders to consider and, if thought fit, to approve the Acquisition and the Consideration Share Issue in accordance with the requirements of the Listing Rules

"Enerchina Shareholders"	shareholders of Enerchina
"Executive"	the executive director of the Corporate Finance Division of the SFC or his delegates
"HK$"	Hong Kong dollars, the lawful currency of Hong Kong
"HKCG"	The Hong Kong and China Gas Company Limited, a company incorporated in Hong Kong, the shares of which are listed on the Main Board of the Stock Exchange (Stock Code: 003)
"HKCG Group"	HKCG and its subsidiaries
"HK&CG (China)"	Hong Kong & China Gas (China) Limited, a company incorporated in BVI with limited liability and a wholly-owned subsidiary of HKCG
"Hong Kong"	the Hong Kong Special Administrative Region of the PRC
"Independent Board Committee"	an independent committee of the Board of Directors of Panva
"Independent Shareholders"	Panva Shareholders who are not precluded from voting under the Takeovers Code
"Kenson"	Kenson Investment Limited, a company incorporated in the BVI and a wholly-owned subsidiary of Enerchina
"Latest Practicable Date"	30 November 2006, being the latest practicable date prior to the date of this announcement for ascertaining certain information referred to in this announcement
"Listing Rules"	the Rules Governing the Listing of Securities on the Stock Exchange
"Long Stop Date"	31 March 2007 or such later date as the parties to the Agreement may agree in writing
"LP Gas"	liquefied petroleum gas

"Morgan Stanley"	Morgan Stanley Dean Witter Asia Limited, a company incorporated in Hong Kong, which is licensed for Type 1 regulated activity (dealing in securities), Type 4 regulated activity (advising on securities), Type 5 regulated activity (advising on futures contracts), Type 6 regulated activity (advising on corporate finance) and Type 7 regulated activity (providing automated trading services) under the Securities and Futures Ordinance (Cap. 571 of the Laws of Hong Kong)
"Mr. Ou"	Mr. Ou Ya Ping, Chairman and executive director of Panva, Enerchina and Sinolink who, jointly with his spouse, directly holds 0.07% of the shares in Enerchina and indirectly through APPL holds 14.2% of the shares in Enerchina and 0.54% of the shares in Panva as at the date of this announcement
"Mr. Tang"	Mr. Tang Yui Man Francis, Vice-Chairman of Panva and executive director of Panva, Enerchina and Sinolink and who directly holds 0.36% of the shares in Panva as at the date of this announcement
"Panva"	Panva Gas Holdings Limited, a company incorporated in the Cayman Islands with limited liability, the shares of which are listed on the Main Board of the Stock Exchange (Stock Code: 1083)
"Panva EGM"	an extraordinary general meeting of Panva to be convened for the Panva Shareholders to consider and, if thought fit, to approve the Acquisition and Consideration Share Issue and for the Independent Shareholders to consider and, if thought fit, approve the Whitewash Waiver
"Panva Group"	Panva and its subsidiaries
"Panva Shareholders"	shareholders of Panva
"PRC"	the People's Republic of China, excluding Hong Kong, Macau and Taiwan
"RMB"	Renminbi, the lawful currency of the PRC
"Sinolink"	Sinolink Worldwide Holdings Limited, a company incorporated in Bermuda with limited liability, the shares of which are listed on the Main Board of the Stock Exchange (Stock Code: 1168);
"SFC"	the Securities and Futures Commission of Hong Kong
"Shares"	ordinary shares of HK$0.10 each in the capital of Panva

"Shareholder Loans"	the outstanding loans due from the Target Companies to HK&CG (China) or its associates as at Completion, being approximately HK$568,093,080 (being the aggregate amount of HK$352,329,746, US$5,000,000 and RMB178,730,000, which, for purpose of illustration in this announcement only, has been converted to HK$ based on the currency conversion rate of US$1.00 = HK$7.7816 and HK$1 = RMB1.0106), together with all interest accrued thereon, if any
"Sale Shares"	the entire issued share capital of each of the Target Companies
"Stock Exchange"	The Stock Exchange of Hong Kong Limited
"Supreme All"	Supreme All Investments Limited, a company incorporated in the BVI and a wholly-owned subsidiary of Enerchina
"Takeovers Code"	the Code on Takeovers and Mergers (as amended from time to time) issued by the SFC
"Target 1"	Hong Kong & China Gas (Qingdao) Limited, a company incorporated in BVI with limited liability
"Target 2"	Hong Kong & China Gas (Zibo) Limited, a company incorporated in BVI with limited liability
"Target 3"	Hong Kong & China Gas (Yantai) Limited, a company incorporated in BVI with limited liability
"Target 4"	Hong Kong & China Gas (Weifang) Limited, a company incorporated in BVI with limited liability
"Target 5"	Hong Kong & China Gas (Weihai) Limited, a company incorporated in BVI with limited liability
"Target 6"	Hong Kong & China Gas (Taian) Limited, a company incorporated in BVI with limited liability
"Target 7"	Hong Kong & China Gas (Maanshan) Limited, a company incorporated in BVI with limited liability
"Target 8"	Hong Kong & China Gas (Anqing) Limited, a company incorporated in BVI with limited liability

"Target Companies"	Target 1, Target 2, Target 3, Target 4, Target 5, Target 6, Target 7 and Target 8
"US$"	United States dollars, the lawful currency of the United States of America
"Whitewash Waiver"	a waiver of the obligation of HK&CG (China) and parties acting in concert with it to make a mandatory offer for all the securities of Panva (other than those already owned by them immediately after Completion) from the SFC pursuant to Note 1 of the Notes on Dispensations from Rule 26 of the Takeovers Code

By Order of the Board
Enerchina Holdings Limited
OU Yaping
Chairman

By Order of the Board
Panva Gas Holdings Limited
OU Yaping
Chairman

By Order of the Board
The Hong Kong and China Gas Company Limited
Alfred CHAN Wing Kin
Managing Director

Hong Kong, 4 December 2006

At the date of this announcement, the Board of Directors of Enerchina, Panva and HKCG, respectively comprises:

Enerchina

Executive Directors:
OU Yaping *(Chairman)*
TANG Yui Man Francis
XIANG Ya Bo

Non-executive Director:
SUN Qiang Chang *(Non-executive Vice Chairman)*

Independent Non-executive Directors:
LU Yungang
Davin A. MACKENZIE
XIN Luo Lin

Panva

Executive Directors:
OU Yaping *(Chairman)*
TANG Yui Man Francis *(Vice Chairman)*
CHEN Wei *(Managing Director)*
LI Fujun
SHEN Lian Jin
ZHANG Keyu

Non-executive Director:
TO Chi Keung, Simon

Independent Non-executive Directors:
CHEUNG Hon Kit
LI Xiao Ru
ZHANG Ke

HKCG

Executive Directors:
Alfred CHAN Wing Kin *(Managing Director)*
Ronald CHAN Tat Hung
James KWAN Yuk Choi

Non-executive Directors:
LEE Shau Kee *(Chairman)*
Colin LAM Ko Yin
LEE Ka Kit
LEE Ka Shing

Independent Non-executive Directors:
LIU Lit Man
LEUNG Hay Man
David LI Kwok Po

The directors of Panva jointly and severally accept full responsibility for the accuracy of the information (other than that in respect of Enerchina, HK&CG (China), HKCG and the Target Companies) in this announcement and confirm, having made all reasonable enquiries, that to the best of their knowledge, opinions expressed in this announcement (other than that in respect of Enerchina, HK&CG (China), HKCG and the Target Companies) have been arrived at after due and careful consideration and there are no other facts (other than those relating to Enerchina, HK&CG (China), HKCG and the Target Companies) not contained in this announcement the omission of which would make any statements in this announcement misleading.

The directors of Enerchina jointly and severally accept full responsibility for the accuracy of the information (other than that in respect of Panva, HK&CG (China), HKCG and the Target Companies) in this announcement and confirm, having made all reasonable enquiries, that to the best of their knowledge, opinions expressed in this announcement (other than that in respect of Panva, HK&CG (China), HKCG and the Target Companies) have been arrived at after due and careful consideration and there are no other facts (other than those relating to Panva, HK&CG (China), HKCG and the Target Companies) not contained in this announcement the omission of which would make any statements in this announcement misleading.

The directors of HKCG jointly and severally accept full responsibility for the accuracy of the information (other than that in respect of Panva and Enerchina) in this announcement and confirm, having made all reasonable enquiries, that to the best of their knowledge, opinions expressed in this announcement (other than that in respect of Panva and Enerchina) have been arrived at after due and careful consideration and there are no other facts (other than those relating to Panva and Enerchina) not contained in this announcement the omission of which would make any statements in this announcement misleading.

* *For identification purposes only*

Please also refer to the published version of this announcement in South China Morning Post.